Trinity Mirror plc

12g3-2(b)

19 June 2008

08003532

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SEC Mail Processing
Section

JUN 25 2008

Washington, DC
111

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

Encs.

PROCESSED
JUL 03 2008
THOMSON REUTERS

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

12g3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	16:10 19-Jun-08
Number	1290X16

SEC Mail Processing
Section

JUN 25 2008

Wash... DC

RNS Number : 1290X
Trinity Mirror PLC
19 June 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**TRINITY MIRROR PLC**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	**SCHRODERS PLC**

12g3-2(b)

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Schroder Investment Management Limited 27,507,942 10.61% Schroder & Co Limited 224,098 0.09%

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14 Contact name:	Andrea Rowe
15. Contact telephone name:	020 7658 2521

This information is provided by RNS
The company news service from the London Stock Exchange

12g3-2(b)

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2008 London Stock Exchange plc. All rights reserved

END